

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 24, 2017

Frank J. Bisignano
Chief Executive Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

   Re: **First Data Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2016
       Filed February 24, 2017
       File No. 001-11073

Dear Mr. Bisignano:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief
        Office of Information Technologies
        and Services